EXHIBIT 99.2

Identification of Relevant Subsidiary

One entity, namely, SBCVC Fund IV, L.P. holds 5,833,780 Class A ordinary shares issued by Quhuo Limited (the “Issuer”).

The Issuer’s Class A ordinary shares held by this one entity are ultimately beneficially owned by SBCVC Holdings Limited, Lin Ye Song, Star Pioneer Investment Holdings Limited and SBCVC Limited. SBCVC Holdings Limited has caused a statement on Schedule 13G to be filed as a result of the Issuer’s Class A ordinary shares held by one of its subsidiary entities, as follows:

SBCVC Fund IV, L.P. holds 5,833,780, or 12.4%, of the Issuer’s Class A ordinary shares.